Exhibit 16.1

Date: December 6, 2024

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for CNFinance Holdings Limited and, under the date of April  26, 2024, we reported on the consolidated financial statements of CNFinance Holdings Limited as of and for the years ended December 31, 2023 and 2022 and the effectiveness of internal control over financial reporting as of December 31, 2023. On December 6, 2024, we were dismissed.

We have read CNFinance Holdings Limited’s statements included in its Form 6-K dated December 6, 2024, and we agree with such statements, except that we are not in a position to agree or disagree with CNFinance Holdings Limited’s statements that (i) HTL International, LLC is appointed as CNFinance Holdings Limited’s independent registered public accounting firm for the fiscal year ended December 31, 2024 and (ii) that neither CNFinance Holdings Limited, nor anyone on its behalf, has consulted HTL International, LLC regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the CNFinance Holdings Limited’s consolidated financial statements, and neither a written report was provided to the CNFinance Holdings Limited or oral advice was provided that HTL International, LLC concluded was an important factor considered by the CNFinance Holdings Limited in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

Very truly yours,

/s/ KPMG Huazhen LLP